UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

033-22128-D
SEC FILE NUMBER

65336B 30 1
 CUSIP NUMBER

[X] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K	For Period Ended: December 31, 2006

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB.

PART I - REGISTRANT INFORMATION

Nexia Holdings, Inc.
Full Name of Registrant

 N/A
Former Name if Applicable

59 West 100 South
Salt Lake City, Utah 84101
Address of Principal Executive Office

PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period:

The Company’s growth and acquisitions during the year ended December 31, 2006 have created additional amounts of accounting and management issues that were not present in earlier reporting periods. The Company and its staff are working diligently to complete the preparation of the year end report and working in concert with the auditors retained by the Company to complete the process. Despite these efforts the company will not be able to complete its Form 10KSB on a timely basis without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard D. Surber       President            (801) 575-8073
       (Name)        (Title)  (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(X) Yes ( ) No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

(X) Yes ( ) No

    If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

Nexia Holdings, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2007  By: /s/ Richard Surber
                                           Name: Richard D. Surber, President

Statement of Anticipated Changes

The following discussion and analysis of our estimated or anticipated financial condition and results of operations are estimates of what the Financial Statements and accompanying notes and the other financial information that will appear in the 10-KSB to be filed for the year ended December 31, 2006.

Estimated Revenues

Year ended December 31, 2006. Gross revenues for the fiscal years ended December 31, 2005 and 2006 were $392,414 and $1,834,245, respectively. This represents a $1,441,831 or 367% increase from 2005 to 2006.

Gross rental revenues for the fiscal years ended December 31, 2005 and 2006 were $257,627 and $184,230, respectively. This was a decrease of $73,397, 28% from 2005 to 2006. We do not expect rental revenues to substantially increase until such time as Nexia is able to successfully raise a substantial amount of capital which will provide the means to purchase additional properties to replace those which have been sold over the last few years.

The revenues attributable to sales from Landis and Gold Fusion totaled $1,649,365 for the year ended December 31, 2006 compared to $124,262 of sales generated by Landis for the two months ended December 2005. There are no comparable revenue figures for 2005 because Landis commenced operations in November 2005.

Estimated Expenses

Year ended December 31, 2006. Total expenses for the fiscal years ended December 31, 2005 and 2006 were $844,266 and $4,968,507, respectively. This is a $4,124,241 increase, or a 489% increase from 2005 to 2006. The increase was attributable primarily to the amount of costs incurred for consulting fees, $2,315,598 and promotional and marketing expenses of $360,328, incurred during 2006 and the increased expenses resulting from the expansion of operations by Landis and Gold Fusion of $1,013,583.

Depreciation and amortization expenses for the year ended December 31, 2006, were $166,884 compared to $125,489 for same period in 2005. The increase in expense of $41,395, or 33%, was primarily the result of the acquisition of assets and inventory by Landis and Gold Fusion over the course of the year 2006. The primary causes for this increase are as follows: Landis’s operations increased by $35,494, because there were only two months of operations in 2005. Gold Fusion’s operations began in 2006 resulting in an increase of total depreciation of $16,950. In 2005, West Jordan Real Estate Holdings sold a building creating an $18,864 decrease in depreciation for the year ended December 31, 2006. Salt Lake Development sold a building in 2006 creating a decrease of $1,293 in depreciation for 2006.

The net increase in the general and administrative expenses from December 31, 2005 to 2006 is explained in detail in the table below:

                                                              Estimated
                                                                                                                           Increase
                                                                                                                         (Decrease)

Increase for Landis, LLC G&A (Landis was open for less then two months in 2005)            707,668
Increase for Gold Fusion Laboratories G&A expenses (no Gold Fusion expense in 2005)                        296,240
Increase in marketing Company stock expense                                                                                                       360,328
Increase in payroll expenses                                                                                                                                  181,938
Adjustment to convertible debenture derivative                                                                                                         62,052
Stock subscriptions receivable                                                                                                                                 47,222
Bad debt expense                                                                                                                                                   44,036
Gold Fusion and Landis utilities                                                                                                                                30,456
Licenses and Permits                                                                                                                                              30,155
Consulting option shares                                                                                                                                          30,000
Medical insurance                                                                                                                                                   18,361
Other miscellaneous expense increases                                                                                                                    11,139
NET INCREASE FROM 2005 TO 2006                                                                                                            $1,819,595

Estimated Income / Losses

Year ended December 31, 2006. Nexia estimates an operating loss of $756,822 at December 31, 2005, as compared to an operating loss of $3,963,704 for the comparable period in 2006. Nexia estimates a net loss of $1,508,624 for the fiscal year ended December 31, 2006, compared to net gain of $294,304 for the comparable period in 2005. Nexia's losses increased as a result of the Company’s increase in operating expenses which were partly offset by a $2,301,967 gain on marketable securities.

Estimated Operating Losses

Nexia estimates an operating loss of $3,963,704 for the year ended December 31, 2006 compared to a loss of $756,822 for the comparable period in the year 2005. The increase in operating loss of $3,206,882 or a 424% increase, was the result of the increased operating expenses related to the operation of the Landis Salon, Black Chandelier costs of expansion and a large expense related to the use of shares of China Fruits Corporation (CHFR) for the payment of various consulting expenses with non reoccurring amount of $2,265,000 and $360,328 for investor relations, promotional and marketing related fess paid during the year ended December 31, 2006.

Estimated Net Losses

Nexia estimates a net loss of ($1,508,624) for the period ended December 31, 2006, as compared to a net gain of $294,304 for the comparable period in 2005. The change from income to a net loss represents a change of $1,802,928, or 613% decrease, compared to the same period in 2005, reported above. The largest contributing factor to the significant increase in operating losses and net losses was the result of a one time payment for various consulting expenses in the form of shares of a newly reorganized company named China Fruits Corporation (OTCBB: CHFR) which were expensed in the amounts of $2,265,000. The value of the CHFR shares paid for such services was determined based upon the market price as quoted on the over the counter bulletin board on the date of payment for such services.

Estimates of Liquidity and Capital Resources

On December 31, 2006, Nexia estimated current assets of $1,022,549 and $4,734,635 in total assets compared to current assets of $532,278 and total assets of $4,319,916 as of December 31, 2005. Nexia estimates its net working capital deficit of $980,004 at December 31, 2006, as compared to a net working capital deficit of $951,843 at December 31, 2005. The decrease in working capital of $28,161 is due primarily to a reduction in the amount of current maturities of long-term debt. A major reduction in the amount of current obligations is a result of the loan on the Wallace-Bennett building being refinanced. The loan was closed on August 25, 2006. It provided for a $1 million loan, with an interest rate of 7.125%, a ten-year term and monthly payments based upon a 30 year amortization. Upon completion of the loan, the debt was reclassified as long-term. The reclassification had a significant impact on increasing the Company’s working capital.

On June 1, 2006, Diversified Holdings I, Inc., (“DHI”) a subsidiary of the Company, signed a Settlement Agreement and Release with Diversified Financial Resources Corporation (“CHFR”) whereby DHI released all claims remaining under a June 30, 2003 Stock Purchase Agreement between the two parties in exchange for the delivery of 2,000,000 shares of CHFR common stock without a restrictive legend. DHI has agreed to deliver 1.6 million of those shares to three different recipients in exchange for various services to be provided to DHI resulting in pre-paid expenses reported on the balance sheet of the Company. DHI has retained 400,001 shares which had a market value of $220,001 at December 31, 2006. (The shares of CHFR are thinly traded with a closing fair market value of $0.55 as of the last reported trade price on December 31, 2006.) The obligation of CHFR to DHI had earlier been written off as unlikely to be collected, and the receivable was not included in the financial statements as of December 31, 2005 and for the first quarter ended March 31, 2006. (All share numbers reflect a 1 for 12.5 reverse stock split by CHFR effective July 12, 2006.) Subsequent to the end of the year, the majority of the CHFR shares were sold, generating net proceeds of approximately $260,188 as of March 26, 2007.

Cash used by operating activities was $1,215,381 for the year ended December 31, 2006, compared to cash used by operating activities of $360,949 for the comparable period in 2005. The increase in cash used of $854,432 was attributable to the costs generated by the amortization of prepaid consulting expenses. The increase in expenses generated by its newly acquired retail operations related to increases in accounts payable, accrued liabilities and inventory compared to no such costs during the year ended December 31, 2005.

Net cash provided by investing activities was $309,544 for the year ended December 31, 2006, compared to net cash provided by investing activities of $239,153 for the year ended December 31, 2005. The increase in cash of $70,391 was attributable primarily to the sales of two real estate properties and marketable securities. The supplemental schedules of non-cash investing activities shows transactions requiring no cash.

Cash provided by financing activities was $869,555 for the year ended December 31, 2006, compared to cash provided of $49,745 for the year ended December 31, 2005. The increase of $819,810 in cash provided by financing activities was due primarily to the net proceeds from the issuance of new long-term debt, mortgage refinancing, recognized during the year ended December 31, 2006, the issuance of short term notes for cash received, and the sale of a commercial property.